FORM 5

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . 1.0

1. Name and Address of Reporting Person ELDER WILLIAM W R (Last) (First) (Middle) 1139 KARLSTAD DRIVE (Street) SUNNYVALE CA 94089 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol GENUS, INC (GGNS) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/02 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director X Officer (give title below)	10% Owner Other (specify below)
Chairman & CEO
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	08/27/02		G(1)	7,000	D
Common Stock	08/27/02		G(1)	7,000	A
Common Stock	08/27/02		G(1)	7,000	D
Common Stock	08/27/02		G(1)	7,000	A		250,350	D
Common Stock	08/28/02		G	5,000	D		75,000	D(2)
	08/28/02		G	6,000	D		7,000	I(3)	By son
	08/29/02		G	5,000	D		7,000	I(3)	By son

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

(1) Gifts to sons who share the reporting person's household.

(2) Shares held by William W R Elder, Trustee of the "Elder Family Trust" dated 12/02/88.

(3) The reporting person disclaims beneficial ownership of all securities held by his sons, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
ISO Common Stock Option (Right to Buy)	$2.56	06/19/02		A	100,000		07/19/02 (1)	07/19/07	Common Stock	100,000(1)	$2.56	736,000	D

Explanation of Responses: (1) 1/36th of the shares subject to the option shall vest and become exercisable each month from July 19, 2002.

/s/ William WR Elder ** Signature of Reporting Person	02-12-03 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002